January 28, 2010
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
016658-0101

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Reynolds Funds, Inc. – Amended Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 485(b)(4), the undersigned, counsel for Reynolds Funds, Inc., represents that Post-Effective Amendment No. 27 to the Form N-1A Registration Statement of Reynolds Funds, Inc. does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours,

Peter D. Fetzer

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Reynolds Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

January 29, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Reynolds Funds, Inc. (the “Company”)
File Nos.: 033-21718 and 811-05549

Dear Sir or Madam:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Company and its series, the Reynolds Blue Chip Growth Fund, is Post-Effective Amendment No. 27 to the Company’s Registration Statement on Form N-1A to be effective on January 29, 2010.  This document is intended to conform to the rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

Please direct any inquiries regarding this filing to me at (414) 765-6609.  Thank you for your assistance with respect to this matter.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
For U.S. Bancorp Fund Services, LLC

Enclosures